FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with registered office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista, Zip Code 01402-000, enrolled with the Companies Registry under NIRE 35.300.089.901 and with the Taxpayers’ Registry CNPJ/MF under No. 47.508.411/0001-56, registered in the Brazilian Securities and Exchange Commission (“CVM”) as an "A" category publicly-held company under code 14826 (“Company”) pursuant to the terms of Article 124 of Law No. 6,404, dated of December 15, 1976 (“Brazilian Corporate Law.”) and Articles 3 and 5 of CVM Instruction 481, dated of December 17, 2009, are hereby called for the Extraordinary Shareholders' Meeting, to occur on June 29, 2018, at 4pm, in the head office of the Company, at Avenida Brigadeiro Luís Antonio, nº 3142, Jardim Paulista, Zip Code 01402-000, City of São Paulo, State of São Paulo, in order to resolve on the following Agenda: approval of the Management Proposal for reallocation of the amount of R$ 48,544,763.71, resulting from tax incentives granted to the Company from the years of 2013 to 2017, initially destined for the Expansion Reserve provided in the Company’s By-Laws, to the Reserve of Tax Incentives in accordance with Article 195-A of the Brazilian Corporate Law.

Please also be advised that the Shareholders have at their disposal in the Company's head office, investors relation websites of the Company (www.gpari.com.br), Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), and B3 S.A – Brasil, Bolsa e Balcão (www.b3.com.br), all the documentation concerning the matter to be resolved in the Extraordinary Shareholders' Meeting hereby called.

Shareholders may attend in person or attorney-in-fact duly appointed. Under item 12.2 the Company's Reference Form, Shareholders interested to be represented at the called Meeting, by proxy, must send the required documents (notarized printed copies) that prove the status as Shareholder of the Company and the representation powers to the Corporate Legal Department, in the Company’s head office, with registered delivery, 72 hours before the time scheduled for the Meeting. The shareholders may attend the Meeting in the event the proper documents have not been previously submitted, provided that such documents are presented at the beginning of the Meeting, as set forth in article 5, §2, of CVM Instruction 481.

São Paulo, June 13, 2018.

Jean-Charles Henri Naouri

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 13, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.